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UNEEK Botanicals

CBD/Hemp manufacturing

Pell City, AL 35125
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
UNEEK Botanicals is seeking investment to build out manufacturing facility and hire full time employees to scale our pure CBD manufacturing operation.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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A CRAFT APPROACH

UNEEK uses a craft approach to delivering the highest quality CBD products to the consumer.

UNEEK processes only the premium flower grown by small farmers, no biomass
UNEEK uses the latest CO2 extraction technologies to extract the oil from these flowers.
UNEEK does not use winterization or post-processing in its process. The oil is ready to be formulated right out of the extractor.
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OUR STORY

We started UNEEK Botanicals because of our belief in the health benefits of CBD, and cannabis in general, and also because we were excited to be in the forefront of the creation of a newly legal industry.

2019 - UNEEK obtained growers license and processor's license.
Fall 2019 - UNEEK purchases a CO2 extractor and partners with regional farmers to obtain their flower
Winter 2019 - UNEEK begins to extract CBD from its premium flower
Spring 2020 - UNEEK pivots into formulating its own retail CBD products for distribution via network marketing
December 2020 - UNEEK releases its products with more than 100 distributors
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Our philosophy is to grow and produce high quality hemp products with sustainable techniques and procedures with great attention to detail in the style of a true craftsman. UNEEK's desire is to breed, grow and process our very own genetics in the state of Alabama, thereby ensuring only the most premium flower is being put into our products.

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PRODUCTS AND SERVICES

UNEEK is a licensed processor/handler that allows it to possess hemp post- harvest.

Farming Partners - UNEEK contracts with licensed growers of hemp who each plan to grow not more than ten (10) acres. UNEEK assists each Partner in setting up its grow operation, assists in the selection of stock, and helps the Partner manage its crop throughout the growing season. Come harvest time, UNEEK assists the Partner in harvesting, de-bucking, drying and storing its harvest. We then process each Partner's plant material using our state-of-the-art equipment. The Partner and UNEEK split the revenue from those sales, usually on a fifty-fifty basis.
Retail Products - Utilizing only the oil extracted by it, UNEEK is developing a full line of nutraceutical or dietary supplement quality products.

UNEEK is presently developing additional products, including, dissolvable CBD and CBN (cannabinol) strips, CBD gummies and THC free oils and salves.

Independent Distributor Program -UNEEK primarily utilizes a network marketing model of distribution. We have developed a very basic and fair compensation plan

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PRODUCT PRICING

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In addition to our Farmer partners, Retail Products, and Independent Distributors program we offer wholesale and white label products

Wholesale Products - UNEEK has created a Wholesale Program whereby it sells its products in lots of 25 per sku to re-sellers at a 50% discount. The re-seller is then able to sell the products at a 100% mark-up.

White Label Product Development - UNEEK has positioned itself with the necessary infrastructure to not only formulate its own retail products, but to bottle and package retail products for those who desire a high-quality product with their label.

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BUSINESS PLAN

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THE TEAM

Jonathan Brogdon

Owner

Jonathan has practiced civil litigation law in Central Alabama for the past 19 years. He has stayed abreast of the quickly evolving area of cannabis law and "put his money where his mouth is" by financing the start up of UNEEK. He has done everything needed of him in getting this Company off the ground, from planting seeds, to transplanting, to culling males, to harvest and processing/formulation.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space build-out $40,000

Operating capital $7,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$250,000	$400,000	$500,000	$600,000	$750,000
Cost of Goods Sold	$25,000	$40,000	$50,000	$60,000	$75,000
Gross Profit	$225,000	$360,000	$450,000	$540,000	$675,000

EXPENSES

Rent	$39,000	$39,000	$39,000	$39,000	$39,000
Utilities	$2,000	$2,000	$2,000	$2,000	$2,000
Salaries	$210,000	$225,500	$250,000	$300,000	$350,000
Insurance	$5,000	$5,000	$5,000	$5,000	$5,000
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$2,000	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$10,000	$10,300	$10,607	$10,922	$10,245
Operating Profit	$-43,000	$75,740	$140,872	$180,494	$266,107

This information is provided by UNEEK Botanicals. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $200,000

Amount Invested $0

Investors 0

Investment Round Ends December 3, 2021

Summary of Terms

Legal Business Name UNEEK Botanicals, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2.5%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2031

Financial Condition

We are presently selling approximately $25,000 per month via approximately 140 independent distributors. We pay out about 40% of the revenue in the form of commissions. We have no debt but need to raise funds to build out the manufacturing facility so that we can scale quickly.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of UNEEK Botanicals, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

UNEEK Botanicals, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. UNEEK Botanicals, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from UNEEK Botanicals, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect UNEEK Botanicals, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in UNEEK Botanicals, LLC's management or vote on and/or influence any managerial decisions regarding UNEEK Botanicals, LLC. Furthermore, if the founders or other key personnel of UNEEK Botanicals, LLC were to leave UNEEK Botanicals, LLC or become unable to work, UNEEK Botanicals, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which UNEEK Botanicals, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, UNEEK Botanicals, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

UNEEK Botanicals, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If UNEEK Botanicals, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt UNEEK Botanicals, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect UNEEK Botanicals, LLC's financial performance or ability to continue to operate. In the event UNEEK Botanicals, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither UNEEK Botanicals, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

UNEEK Botanicals, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and UNEEK Botanicals, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although UNEEK Botanicals, LLC will carry some insurance, UNEEK Botanicals, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, UNEEK Botanicals, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect UNEEK Botanicals, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of UNEEK Botanicals, LLC's management will coincide: you both want UNEEK Botanicals, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want UNEEK Botanicals, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while UNEEK Botanicals, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If UNEEK Botanicals, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with UNEEK Botanicals, LLC or management), which is responsible for monitoring UNEEK Botanicals, LLC's compliance with the law. UNEEK Botanicals, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if UNEEK Botanicals, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if UNEEK Botanicals, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of UNEEK Botanicals, LLC, and the revenue of UNEEK Botanicals, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of UNEEK Botanicals, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

UNEEK Botanicals, LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by UNEEK Botanicals. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
UNEEK Botanicals isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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